Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and is not intended to and does not constitute, or form part of, any offer to purchase or subscribe for or an invitation to purchase or subscribe for any securities of the Company, in any jurisdiction, whether in Hong Kong or the United States or elsewhere, nor shall there be any sale, issuance or transfer of securities of the Company in any jurisdiction in contravention of applicable law. The securities have not been and will not be registered in Hong Kong or under the United States Securities Act 1933, and may not be offered or sold in Hong Kong or the United States absent registration or an exemption from registration. Any public offering of securities to be made in Hong Kong or the United States will be made by means of a prospectus that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any of the securities in Hong Kong or the United States.

This announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock code: 9896)

COMPLETION OF ISSUE OF EQUITY LINKED SECURITIES

Placing Banks

Reference is made to the announcement of MINISO Group Holding Limited (the “Company”) dated January 7, 2025 (the “Initial Announcement”). Unless otherwise defined, capitalized terms used in this announcement shall have the same meanings as those defined in the Initial Announcement.

The Company is pleased to announce the completion of its issue of the Equity Linked Securities in the principal amount of US$550,000,000.

In connection with the Transaction, the Company has applied for and received:

(a)	approval in-principle from the Singapore Exchange Securities Trading Limited (“SGX-ST”) for the listing and quotation of the Equity Linked Securities on the Official List of the SGX-ST; and

(b)	approval from the Listing Committee of the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Upper Strike Shares issuable under the Upper Strike Warrant.

The Equity Linked Securities were offered to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act of 1933 who are not members of the “public” (within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance, Chapter 32 of the Laws of Hong Kong). All placees of the Equity Linked Securities were independent third parties and not connected persons of the Company.

Shareholders and potential investors are urged to exercise caution when dealing in the securities of the Company.

By Order of the Board
MINISO Group Holding Limited Mr. YE Guofu
Executive Director and Chairman

Hong Kong, January 14, 2025

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu as an executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

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